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DYNEGY HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES ($ IN 000'S)
==========================================================================================================================
                                                                              YEAR ENDED DECEMBER 31,
                                                     =====================================================================
                                                        1999           1998           1997          1996          1995
                                                     ============    ==========   ============   ===========    ==========
Computation of Earnings:
    Pre-tax income (loss) from continuing operations   $ 226,526      $ 158,691    $ (149,895)     $ 169,645      $ 65,234
    Undistributed income from equity investees            13,754          6,477          4,073        21,729         9,169
                                                     ------------    ----------   ------------   -----------    ----------
      Computed Earnings (Loss)                           212,772        152,214      (153,968)       147,916        56,065
                                                     ------------    ----------   ------------   -----------    ----------
Fixed Charges:
    Interest costs:
      Expensed                                            75,730         73,672         63,455        46,202        34,475
      Capitalized                                         16,695          7,591          8,800         1,200         1,028
    Minority interest in income of a subsidiary           16,632         16,632          9,841             -             -
    Amortization of financing costs                        2,434          1,320            943           772         1,132
    Preferred Stock Dividend                                   -              -              -             -             -
    Tax Gross-up on Preferred Dividends                        -              -              -             -             -
    Amortization of Premium                                    -        (2,568)        (6,768)       (4,892)       (3,216)
    Rental expense representative of interest factor      24,732         20,698         13,572         4,171         3,719
                                                     ------------    ----------   ------------   -----------    ----------
      Total Fixed Charges                                136,223        117,345         89,843        47,453        37,138
                                                     ------------    ----------   ------------   -----------    ----------
Earnings Before Income Taxes and Fixed Charges         $ 332,300      $ 261,968     $ (72,925)     $ 194,169      $ 92,175
                                                     ============    ==========   ============   ===========    ==========
Ratio of Earnings to Fixed Charges                          2.43           2.23            (a)          4.09          2.48
                                                     ============    ==========   ============   ===========    ==========
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(a) Earnings are inadequate to cover fixed charges for the year ended December
31, 1997, by approximately $72.9 million.